

Dario Melo · 3rd

Co-Founder at DonTruck | Entrepreneur | B2B & B2D
Platforms | Exponential Thinker | TransTech & LogTech

Colombia · 500+ connections · **Contact info**

 **DonTruck**

 **Cornell University - §
Johnson Graduate S**

Experience


Co-Founder & CFO
DonTruck
May 2018 – Present · 2 yrs 9 mos
Houston, Texas Area


Professor Of Innovation
EAN
Aug 2016 – Present · 4 yrs 6 mos
Bogotá D.C. Area, Colombia


Datacenter's Financial Management Head
Telmex
Nov 2009 – Present · 11 yrs 3 mos
Bogotá - Colombia

Manage and control financial and strategic processes of the business unit. This includes
activities such as resource planning, performance assessment, costs and capacity
management, supplier and contract management and data analysis for the business decision
making.   **...see mor**



IT Leader

Telefonica

Oct 2003 – Sep 2009 · 6 yrs

Bogota

Headed and managed the successful deployment and implementation of IT solutions required to operate and run Telefonica's business. I was a key player in the biggest IT transformation of Colombia. This transformation involved a 300 hundred million dollars investment in new IT systems that were implemented in one single year. **...see mor**

IT Project Professional

Colombia Telecomunicaciones

2006 – 2008 · 2 yrs

Bogotá - Colombia

Managed interaction between business stakeholders and outsourced software suppliers in order to understand the needs of the company. My goal was to deploy optimal and high value-adding solutions.
• I led the technical component in implementing a process management system for **...see mor**

Show 1 more experience ⌄

Education



Cornell University - S.C. Johnson Graduate School of Management

Master of Business Administration (MBA), Business, General

2012 – 2014



Universidad de Los Andes

MSc, Computer Sciences

2001 – 2004



Universidad del Cauca

Bachelor of Science (B.S.), Electrical, Electronics and Communications Engineering

1996 – 2001

Licenses & certifications

COBIT - Foundation Certificate

ISACA

Issued Dec 2011 · No Expiration Date

ITIL V3 - Planning, Protection and Optimization

CSME

Issued Jun 2011 · No Expiration Date

Credential ID 100282463

ITIL V3 - Foundation Examination

EXIN - Examination Institute for Information Science

Issued Oct 2010 · No Expiration Date

Show more ⌄



